FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For December, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: December 15, 2004

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Closes Equity Financing

Calgary, Alberta, December 15, 2004 - Gentry Resources Ltd. ("Gentry") is pleased to announce that it has closed the previously announced bought deal equity offering with a syndicate of underwriters led by GMP Securities Ltd., and including Dundee Securities Corporation, Acumen Capital Finance Partners Limited, and Clarus Securities Inc.

4,500,000 common shares at a price of $2.85 each were issued for total gross proceeds of $12,825,000.

The net proceeds of the offering will be used to fund the $8,079,000 acquisition of certain oil and gas interests in the Princess area of Southern Alberta as well as the continued exploration and development of the Company’s oil and natural gas properties.  Proceeds of the offering may be used to temporarily reduce indebtedness until required for the foregoing purposes.

After giving effect to this financing, Gentry has 38,514,935 common shares issued and outstanding.  The common shares trade on the Toronto Stock Exchange under the symbol “GNY”.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Subscription Receipts or the common shares in any jurisdiction.  Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For Details, Contact:      Hugh Ross, President & Chief Executive Officer     (403) 264-6161

R. Gordon McKay, Chief Operating Officer           (403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com                                                                    TSX Symbol:  GNY